UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson" or the "Company")

Statement re SEC settlement

Pearson confirms that it has reached a settlement of an enforcement action with the Securities and Exchange Commission ("SEC") concerning the Company's public disclosures in July 2019 regarding a 2018 data breach in connection with AIMSweb 1.0, a web-based software tool for entering and tracking students' academic performance that was retired in July 2019 in line with a previously scheduled retirement plan. Under the settlement, Pearson has neither admitted nor denied the findings set out in the SEC's order, including the violations. Pearson will be subject to a cease and desist order requiring Pearson not to engage in violations of certain provisions of the federal securities laws and will pay a civil penalty of $1.0 million. In the order, the SEC acknowledged Pearson's cooperation with the SEC staff.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 August 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary